UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number: Advisors Preferred Trust # 811-22756 Hundredfold Select Alternative Fund								Date examination completed: January 26, 2026

2. State identification Number:
AL	By Fund no permit	AK	By Fund #60091107	AZ	By Class Investor Class #67009 Service Class No permit	AR	By Fund #60026976	CA	By Trust #ORG 109463	CO	By Trust #2013-52-250
CT	By Fund #1113489	DE	By Fund No permit #	DC	By Class Investor Class #60072879 Service Class #60075690	FL	None required	GA	By Trust #SCMF049318	HI	By Fund no permit
ID	By Fund #85605	IL	By Trust #60027229	IN	By Trust #FCS-P-002292	IA	By Class Investor Class #I-108946 Service Class #I-110555	KS	By Fund #2018S0001387	KY	By Prospectus Investor Class 60025406 Service Class #60453782
LA	By Prospectus Investor Class #181038 Service Class #181158	ME	By Class Investor Class #10065403 Service Class #10067557	MD	By Class Investor Class #SM20130270 Service Class #SM20112526	MA	By Class Investor Class #60150538 Service Class #60147675	MI	By Class Investor Class #9969340 Service Class #964732	MN	By Trust #R-55307.1

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MS	By Class	MO		MT	By Class	NE	By Class	NV		NH	By Class
	Investor Class #60062995		By Fund		Investor Class		Investor Class		By Fund		Investor Class
	Service Class		#R2011-2,306		#270373		#121815		No Permit #		#MF20-0083582
	#600894914				Service Class		Service Class				Service Class
					#271336		#122862				MF21-0082399
NJ		NM	By Class	NY		NC		ND	By Class	OH	By Prospectus
	By Prospectus		Investor Class		By Fund		By Trust		Investor Class		Investor Class #BE2067046
	#BEM-8578		#62390		#S32-99-86		no permit #		#MF20-0359		Service Class
			Service Class						Service Class		#BE1959468
			#69723						# MF20-1068
OK	By Class	OR		PA		RI		SC		SD	By Class
	Investor Class		By Fund		By Trust		By Fund		By Fund		Investor Class
	#SE-2247122		#2019-1241		#213-02-070MF		No permit		#MF23874		#81751
	Service Class										Service Class
	#SE-2249434										#82454
TN	By Class	TX	By Class	UT	By Prospectus	VT	By Class	VA		WA	By Class
	Investor Class		Investor Class		Investor Class		Investor Class		By Trust		Investor Class
	#RN2019B-2436		#C103039		#007-5855-95		no permit		#183038		#60088484
	Service Class		Service Class		Service Class		Service Class				Service Class
	#RN202121B14808		#C128276		#007-6038-47		#3/21/21-02				#60059203
WV	By Class	WI	By Class	WY		PR	By Class	GU		VI	By Trust
	Investor Class		Investor Class #664725		By Trust		Investor Class		By Trust
	#78632		Service Class		No permit #		#60344-0		#2018-10728
	Service Class		#621270				Service Class
	#107479						#60344-1
2. Other (specify):

3. Exact name of investment company as specified in registration statement: Hundredfold Select Alternative Fund, a series of Advisors Preferred Trust

4. Address of principal executive office (number, street, city, state, zip code): 1445 Research Boulevard, Suite 530, Rockville, MD 20850
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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN

PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

January 21, 2026

We, as members of management of the Hundredfold Select Alternative Fund (the “Fund”), a series of Advisors Preferred Trust, are responsible for complying with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1, “Custody of Securities with Members of National Securities Exchanges,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 as of February 28, 2025, and from August 31, 2024, through February 28, 2025.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 for the Investment Company Act of 1940 as of February 28, 2025, and from August 31, 2024, through February 28, 2025, with respect to securities reflected in the investment account of the Fund.

Hundredfold Select Alternative Fund

___________________________________________

/s/ Catherine Ayers-Rigsby, Principal Executive Officer

____________________________________________

/s/Christine Casares, Principal Financial Officer

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Report of Independent Public Accountant

To the Board of Trustees of

Advisors Preferred Trust

We have examined management of Hundredfold Fund’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Hundredfold Select Alternative Fund (the “Fund”), a series of Advisors Preferred Trust, complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 under the Investment Company Act of 1940 (the “Act”) (the “specified requirements”) as of February 28, 2025. Hundredfold Select Alternative Fund’s management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Fund’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the AICPA. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements relating to the engagement.

Included among our procedures were the following tests performed as of February 28, 2025, and with respect to agreement of security purchases and sales, for the period from August 31, 2024 (the date of our last examination), through February 28, 2025:

•	Confirmation of all securities held by institutions in book entry form at National Financial Services, LLC (“NFS”) and U.S. Bank, N.A. (the “Custodian”)

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

•	Reconciliation of all such securities to the books and records of the Fund, NFS and the Custodian

•	Agreement of sixteen security purchases and nine security sales or maturities since our last report from the books and records of the Fund to broker confirmations

Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.

In our opinion, management's assertion that Hundredfold Select Alternative Fund complied with the requirements of subsections (b)(1) and (b)(6) of Rule 17f-1 of the Investment Company Act of 1940 as of

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February 28, 2025, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Advisors Preferred Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

COHEN & COMPANY, LTD.

Cleveland, Ohio

January 21, 2026

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